

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 17, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Ordinary shares, par value US$0.0001 per share, of PropertyGuru Group Limited under the Exchange Act of 1934.

Sincerely,